AB 9/10

SEC
Mail Processing
Section

AUG 2 6 2008

Washington, DC
105

SECU 08032676 MMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-10048

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/2007 (MM/DD/YY) AND ENDING 6/30/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Doft & Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 East 59th Street, 12th Floor
(No. and Street)

New York (City) New York (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Robert Hamaoui (212) 421-5550
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP

(Name - *if individual, state last, first, middle name*)

750 Third Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

PROCESSED
SEP 1 2 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alan Doft, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm Doft & Co., Inc., as of June 30, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JONATHAN DOFT
Notary Public, State of New York
No. 02DO5050891
Qualified in New York County
Commission Expires 10/23/09

Notary Public

Signature

President

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on internal accounting control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Eisner

Eisner LLP
Accountants and Advisors

DOFT & CO., INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2008

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder and Board of Directors of
Doft & Co., Inc.

We have audited the accompanying statement of financial condition of Doft & Co., Inc. (the "Company") as of June 30, 2008 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Doft & Co., Inc. as of June 30, 2008, in conformity with accounting principles generally accepted in the United States of America.

Eisner LLP
New York, New York
August 15, 2008

DOFT & CO., INC.

Statement of Financial Condition
June 30, 2008

ASSETS	
Securities owned, at estimated and fair value	$ 30,954,057
Cash and cash equivalents	69,725
Due from clearing broker	2,842,263
Prepaid taxes	182,948
Furniture, fixtures and leasehold improvements (net of accumulated depreciation and amortization of $85,505)	125,225
Other assets	586,941
	$ 34,761,159
LIABILITIES	
Accrued expenses and accounts payable	$ 396,661
Current taxes payable	8,680
Deferred tax liability	1,317,615
Total liabilities	1,722,956
Commitments and contingencies	
STOCKHOLDER'S EQUITY	
Preferred stock, $1,000 par value; authorized, 1,000 shares; outstanding, 202 shares	202,000
Common stock without par value; authorized, 1,000 shares; outstanding, 150 shares at stated value	141,170
Retained earnings	32,695,033
Total stockholder's equity	33,038,203
	$ 34,761,159

See notes to statement of financial condition

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Doft & Co., Inc. (the "Company") is registered as a broker-dealer which clears all of its customer transactions through a correspondent broker on a fully disclosed basis.

[1] Security transactions are recorded on a trade-date basis.

[2] Marketable securities owned and securities sold, not yet purchased, which are readily marketable, are valued at fair value on the last business day of the year at the last available reported price. Securities not readily marketable, which are listed securities that are restricted for sale, are valued at estimated value, using the last business day of the year at the last available reported price for freely traded securities of the issuer and applying a discount as determined by the Company's management. Because of the inherent uncertainty of valuation, the estimated values may differ significantly from the values that would have been used had a ready market for not readily marketable securities existed, and the differences could be material.

[3] Furniture, fixtures and leasehold improvements are recorded at cost. Depreciation of furniture and fixtures is provided on the straight-line method based on the estimated useful lives of the assets. Leasehold improvements are being amortized on the straight-line method over the shorter of their useful lives or the term of the lease.

[4] The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

[5] **Income taxes:**

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for net operating loss carrybacks. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be settled or recovered. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

[6] **New accounting pronouncements:**

In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), which clarifies the accounting for uncertainty in tax positions taken or expected to be taken in a tax return. FIN 48 sets forth a threshold for financial statement recognition, measurement and disclosure of tax provisions taken or expected to be taken on a tax return. FIN 48 is effective for fiscal years beginning after December 15, 2007, and is to be applied to all open tax years as of the date of effectiveness.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 requires use of a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels: quoted market prices in active markets for identical assets and liabilities (Level 1), inputs other than quoted market prices that are observable for the asset or liability, either directly or indirectly (Level 2), and unobservable inputs for the asset or liability (Level 3). SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company expects that adoption of SFAS 157 will not have a material effect on the Company's statement of financial condition.

NOTE B - STOCKHOLDER'S EQUITY

The preferred stock has preference in liquidation in the amount of $1,000 a share and may be redeemable at the option of the Company at any time, subject to the approval of the New York Stock Exchange, Inc., at $1,000 a share. Common stock and preferred stock have the same dividend rights and dividends are paid only if and when declared by the Board of Directors.

NOTE C - INCOME TAXES

At June 30, 2008, the Company has a deferred tax liability of approximately $1,317,000, principally relating to unrealized gains on securities transactions.

NOTE D - EMPLOYEES' PROFIT-SHARING AND RETIREMENT PLANS

The Company maintains a profit-sharing plan and a defined contribution pension plan covering certain employees with at least one year's service. Contributions to the profit-sharing plan are at the discretion of the Company's Board of Directors and contributions to the defined contribution pension plan are equal to 10% of the eligible participants' annual compensation, as defined.

NOTE E - COMMITMENTS AND CONTINGENCIES

[1] Lease:

The Company leases office space pursuant to a 7-year and 1-month lease agreement. The lease, which commenced on November 1, 2007, provided for free rent for the first two and a half months of the lease period. For financial statement purposes, rent expense is recognized based upon the total rental payments on a straight-line basis over the life of the lease.

As of June 30, 2008, the Company provided a letter of credit in the amount of approximately $126,000 pursuant to the terms of the lease, collateralized by a money market account with a balance of approximately $128,000 as of June 30, 2008 which is included in other assets. The estimated minimum rental payment for the lease is as follows:

Year Ending June 30,	
2009	$ 262,000
2010	262,000
2011	262,000
2012	262,000
2013	262,000
Thereafter	371,000
	$ 1,681,000

NOTE E - COMMITMENTS AND CONTINGENCIES (CONTINUED)

[2] Financial instruments with off-balance-sheet risk and concentration of credit risk:

As a nonclearing broker, the Company has its securities and its customers' transactions cleared through another broker-dealer pursuant to a clearance agreement. Substantially all of the Company's securities positions are held with the clearing broker. Recognizing the concentration of credit risk that this implies, the Company utilizes a clearing broker that is a member of major securities exchanges. Although the Company clears its customer transactions through its clearing broker, nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions may expose the Company to risk and potential loss.

NOTE F - NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission (Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2008, the Company had a ratio of aggregate indebtedness to net capital of .02 to 1 and its net capital was approximately $17,467,000 compared to the minimum requirement of $100,000.

END